Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DIVDENDS

(Unaudited)

	For the Three Months Ended March 31, 2011	For the year ended December 31,
Earnings (Loss):		2010	2009	2008	2007	2006
	(in thousands, except ratios)
Net income (loss)	$(1,662)	$(11,548)	$53,607	$(432)	$336	$(67,852)
Add: Fixed Charges	218	800	11,623	14,368	1,258	425
Add: Amortization of capitalized interest	84	178	973	176	5	—
Less: Interest capitalized	(173)	(633)	(10,802)	(12,224)	(748)	—

Net income (loss), as adjusted	$(1,533)	$(11,203)	$55,401	$1,888	$851	$(67,427)

Fixed Charges:
Total interest expensed	$142	$483	$10,240	$12,823	$903	$(28)
Amortization of financing costs	63	247	1,293	1,460	107	—
Estimated interest portion of operating leases	13	70	90	85	248	453

Total fixed charges	$218	$800	$11,623	$14,368	$1,258	$425

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$(1,751)	$(12,003)	—	$(12,480)	$(407)	$(67,852)
Earnings to fixed charges (1)	—	—	4.8	—	—	—

(1)	No preferred dividends were paid for the periods shown.